Exhibit 99.1

MultiMetaVerse Announces Release of Restricted Closing Payment Shares

SHANGHAI, December 26, 2023 – MultiMetaVerse Holdings Limited (“MMV” or the “Company”), an animation and entertainment company for young consumers in China, announced today that its Board of Directors has unanimously approved the release of all the Restricted Closing Payment Shares (as defined hereinafter), with an aggregate 5,000,000 Class A ordinary shares of the Company, in connection with the business combination completed on January 4, 2023 (the “Business Combination”).

Pursuant to the share restriction agreements between the Company and each of Avatar Group Holdings Limited (“Avatar”), Lucky Cookie Holdings Limited (“Lucky Cookie”) and F.L.M Holdings Limited (“F.L.M”) (each a “Restricted Shareholder”; collectively the “Restricted Shareholders”), respectively (“Share Restriction Agreements”), MMV and each of the Restricted Shareholders agreed that 1,252,374 Class A ordinary shares issued to Lucky Cookie, 3,162,072 Class A ordinary shares issued to Avatar and 585,554 Class A ordinary shares issued to F.L.M, or 5,000,000 Class A ordinary shares in total, in connection with the Business Combination (collectively, “Restricted Closing Payment Shares”) shall be released upon the satisfaction of the Release Event (defined below) within 12 months following the closing of the Business Combination. The Restricted Closing Payment Shares shall vest and become transferable and non-forfeitable upon the successful creation of a new gameplay coupled with a public announcement regarding the release of the new gameplay, whether through the introduction of a new mobile game or updates to an existing mobile game to revamp its gameplay and commercial appeal (the “Release Event”).

MMV officially launched Project A on February 1, 2023. Project A is a major update to an existing mobile game, which adds a new online digital collectible card gameplay and incorporates new storylines of Aotu World. As determined by MMV’s Board of Directors, the launch has satisfied the Release Event and, in accordance with the Restriction Share Agreements, the Restricted Closing Payment Shares shall be released to the Restricted Shareholders.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited
Investor Relations
E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.